UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Adecoagro S.A.

(Name of Issuer)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number)

Tether Holdings Limited

c/o SHRM Trustees

Trinity Chambers

Tortola, Road Town

British Virgin Islands, VG1110

+443333355842

with a copy to:

Daniel Woodard

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L00849106	Page 3 of 12

1	NAME OF REPORTING PERSON
Tether Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,048,249 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,048,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,048,249 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes 10,048,249 common shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A. held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

(2)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

CUSIP No. L00849106	Page 4 of 12

1	NAME OF REPORTING PERSON
Tether Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,048,249

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,048,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,048,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (1)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

CUSIP No. L00849106	Page 5 of 12

1	NAME OF REPORTING PERSON
Ludovicus Jan Van der Velde

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,048,249 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,048,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,048,249 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 10,048,249 Common Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

(2)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

CUSIP No. L00849106	Page 6 of 12

1	NAME OF REPORTING PERSON
Giancarlo Devasini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,048,249 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,048,249 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,048,249 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 10,048,249 Common Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

(2)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A., a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Issuer”). The address of the principal executive offices of the Issuer is Vertigo Naos Building, 6, Rue Eugène Ruppert, L - 2453 Luxembourg. The Common Shares are listed on the New York Stock Exchange under the ticker symbol “AGRO”.

Item 2. Identity and Background

(a)(b)(c)(f) This statement is being filed by Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde, a natural person and citizen of the Netherlands and Giancarlo Devasini, a natural person and citizen of Italy (collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110. The principal business of Tether Investments Limited is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments Limited is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Holdings Limited is the holding company for the Tether Group. The principal occupation of each Ludovicus Jan Van der Velde and Giancarlo Devasini is to serve as a director of Tether Holdings Limited.

Ludovicus Jan Van der Velde and Giancarlo Devasini are the directors of Tether Holdings Limited and share voting and dispositive power with respect to the securities held by Tether Holdings Limited, including securities held by Tether Investments Limited, its wholly owned subsidiary. Messrs. Van der Velde and Devasini each disclaim beneficial ownership of the securities held by Tether Holdings Limited and Tether Investments Limited.

The Reporting Persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934.

(d) None.

(e) None.

Certain information regarding Tether Holdings Limited, Tether Investments Limited and their respective executive officers and directors is set forth on Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Tether Investments Limited used cash from its own working capital to make the purchases of Common Shares listed on Schedule B hereto.

Item 4. Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have acquired the Common Shares acquired to date for investment purposes, and may from time to time increase (through the acquisition of additional securities of the Issuer) or decrease (through the sale of all or a portion of the Common Shares) their investment in the Issuer, depending upon multiple factors, including the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, conditions in the industries and jurisdictions in which the Issuer and its subsidiaries operate, tax considerations and other factors. The Reporting Persons intend to review the Reporting Persons’ investments in the Issuer from time to time and, in the course of such review, the Reporting Persons may take any of the foregoing actions with respect to their investment in the Issuer, or make other decisions or take other actions with respect to the Issuer. These decisions and actions may include communicating from time to time with the board of directors of the Issuer (the “Board”), members of management of the Issuer, other stockholders of the Issuer or other third parties with respect to the evaluation or implementation of strategic alternatives relating to the Issuer, engaging legal, financial, regulatory, technical, industry and/or other advisors to assist in any review or in making recommendations with respect to such decisions or actions, and taking steps to implement alternative courses of action relating to the Issuer, including courses of action that may be recommended by such advisors. Such courses of action may involve, without limitation, the proposal of or support for extraordinary corporate transactions (including an acquisition, merger, reorganization or other similar transaction or liquidation) involving the Issuer or any of its subsidiaries, including a public offer for all or part of the Issuer’s securities, a business combination involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters, changes to the Board (including board composition) or management of the Issuer, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board, members of management of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of Issuer

(a) The Reporting Persons beneficially own an aggregate of 10,048,249 shares of the Issuer’s Common Shares, representing 9.8% of the outstanding Common Shares.

(b) Each of the Reporting Persons has shared voting and dispositive power with respect to the beneficially owned 10,048,249 shares. This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

(c) Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.          Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

August 16, 2024

TETHER HOLDINGS LIMITED

By:	/s/ Ludovicus Jan Van der Velde
Name: Ludovicus Jan Van der Velde
Title: Director

Tether Investments Limited

By:	/s/ Ludovicus Jan Van der Velde
Name: Ludovicus Jan Van der Velde
Title: Director

/s/ Ludovicus Jan Van der Velde
Ludovicus Jan Van der Velde, individually

/s/ Giancarlo Devasini
Giancarlo Devasini, individually

Schedule A

Executive Officers and Directors

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of Tether Holdings Limited and Tether Investments Limited. Except as indicated below, none of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

Executive Officers and Directors of Tether Holdings Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	10,048,249 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	10,048,249 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

Executive Officers and Directors of Tether Investments Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	10,048,249 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	10,048,249 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

(1)	Includes 10,048,249 common shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A. held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Holdings Limited, Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether”) by way of an order accepting Tether’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether USDT was fully backed by U.S. Dollars held in bank accounts in Tether’s name.

In February 2021, the Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether and several Bitfinex (a group of companies with which Tether is affiliated) companies to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether. Without admitting or denying NYAG’s findings, Bitfinex and Tether agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the State of New York. The agreement further required Bitfinex and Tether to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.

Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since June 17, 2024, which were all completed through open market purchases.

Tether Investments Limited:

Date	Shares Bought	Price
July 29, 2024	370,690	9.4464
July 30, 2024	629,310	9.45
July 31, 2024	3,800,000	9.62
August 1, 2024	300,000	9.4506
August 9, 2024	1,420,000	10.0658
August 12, 2024	1,500,000	10.4506
August 13, 2024	1,590,762	11.6623
August 14, 2024	283,144	11.2663
August 16, 2024	154,343	11.3962

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13D, including further amendments thereto, with respect to the common shares, par value $1.50 per share, of Adecoagro S.A. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

August 16, 2024

TETHER HOLDINGS LIMITED

By:	/s/ Ludovicus Jan Van der Velde
Name: Ludovicus Jan Van der Velde
Title: Director

Tether Investments Limited

By:	/s/ Ludovicus Jan Van der Velde
Name: Ludovicus Jan Van der Velde
Title: Director

/s/ Ludovicus Jan Van der Velde
Ludovicus Jan Van der Velde, individually

/s/ Giancarlo Devasini
Giancarlo Devasini, individually